EXHIBIT 99.1

January 10, 2018 TSX-V SYMBOL: BRZ www.bearinglithium.com

NEWS RELEASE

BEARING CONFIRMS FILING OF MARICUNGA PRELIMINARY ECONOMIC ASSESSMENT

Vancouver, British Columbia - Bearing Lithium Corp. (“Bearing” or the “Company”) (TSX Venture: BRZ) (OTCQB: BRGRF) (FRANKFURT: B6K1) is pleased to announce that the Preliminary Economic Assessment (“PEA”) for the Maricunga Project, previously announced on December 19th, 2017, was subsequently filed on SEDAR on December 22nd, 2017. The report titled “Preliminary Assessment and Economic Evaluation of the Minera Salar Blanco Project” prepared by WorleyParsons is available at www.sedar.com under the Bearing company page.

NI 43-101 Preliminary Economic Assessment (PEA) Highlights

•	The Maricunga Lithium Brine project’s Preliminary Economic Assessment (PEA) supports 20,000 tonnes per annum (t/a) production of lithium carbonate (LCE) and 74,000t/a potassium chloride fertilizer (KCl) over 20 years.

•	Project NPV is estimated to be US$1.049B before tax at 8% discount rate, providing an IRR of 23.4% and payback period of 2 years and 11 months.

•	Project operating cost places Maricunga among most efficient producers with lithium carbonate production cost of US$2,938 per tonne (/t) FOB in Chile, reducing to US$2,635/t with credits from KCl by-product.

•	Project development cost estimated at US$366M excluding KCl, plus indirect costs of 14.2% (US$55M) and 18.6% (US$83M) contingency.

•	The project is progressing to a feasibility study, providing improved certainty regarding reserves, metallurgical design, equipment and operational risks.

•	Conventional evaporation pond and process technology used to minimise operational risks.

•	PEA completed by Tier-1 engineering consultancy WorleyParsons to international standards. Accuracy of operating and capital cost estimates expected within a +/- 25% range.

The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the preliminary economic assessment will be realized.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The economic analysis of the PEA is based, among others, on the following main assumptions: (a) pricing calculations are based on the signumBOX Lithium Carbonate market study report published in August 2017; (b) long term production rates have been assumed as 20,000 TPY of lithium carbonate and 74,000 TPY of potash; (c) time allowed for engineering, permits and construction is 4 years, with production starting on the fifth year; (d) projected operating period is 20 years at full lithium carbonate production, or 22 years from the start of operations; (e) CAPEX and OPEX estimates presented above; and (f) 100 % of capital expenditures, including pre-production expenses and working capital are financed solely with owner’s equity.

“The release of this PEA is an important milestone for the Maricunga project. Prepared by Worley Parsons alongside MSB’s technical team, the level of detail and information of the report was prepared in accordance with international standards and demonstrates the world class nature of Maricunga. The study demonstrates a very positive and robust outcome that justifies completion of a full feasibility study. The operating expenditure estimate places Maricunga in the lower quartile on the cost curve, at US$2,938/t (excluding KCl), with a payback of less than three years. We are excited to continue advancing the Maricunga project and congratulate the MSB project management team for its effort and success.” Jeremy Poirier, President and CEO of Bearing commented.

Qualified Person

Don Hains, P.Geo., who is a technical consultant to the Company and is a qualified person within the context of National Instrument 43-101, has approved the scientific and technical disclosure in the news release.

About Bearing Lithium Corp.

Bearing Lithium Corp. is a mineral exploration and development company, primarily focused on lithium. Its primary asset is a free-carried 17.7% interest in the Maricunga lithium brine project in Chile. The Maricunga project represents one of the highest-grade lithium brine salars globally and the only pre-production project in Chile. Over US$30 million has been invested in the project to date and all expenditures through 2018, including the delivery of a Definitive Feasibility Study in mid-2018, are fully-funded by their earn-in joint-venture partner. Bearing also holds a portfolio of grass-roots exploration projects in the gold district of the Yukon, which are currently optioned to Golden Predator, and a lithium project in Nevada, which is currently optioned to First Division Ventures Inc.

ON BEHALF OF THE BOARD

Signed “Jeremy Poirier”

Jeremy Poirier, President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Jeremy Poirier-- President and CEO Bearing Lithium - Telephone: 1-604-262-8835

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements Regarding Forward Looking Information

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements in this press release relate to, among other things: completion of a Definitive Feasibility Study. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the Maricunga Project is developed. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by Bearing, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the occurrence of unexpected financial obligations, fluctuations in the price of lithium or certain other commodities; fluctuations in the currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining and employee relations. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, Bearing does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.